Exhibit 99.1

JA Solar and Powerway Establish Solar Module Manufacturing Facility in South Africa

SHANGHAI, Jan. 22, 2014 - JA Solar Holdings Co., Ltd. (JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, and Powerway PV SA Pty., Ltd. (“PWSA”), a leading provider of comprehensive solar farm construction services, today announced that they have formed a Joint Venture to establish a solar module manufacturing facility in Port Elizabeth, South Africa.

The facility, located in Port Elizabeth’s COEGA Industrial Development Zone, will service customers in South Africa and the broader Southern African region with solar modules assembled from JA Solar’s high-efficiency cells.

Production is scheduled to begin in the second quarter of 2014, with the plant targeted to reach an initial annualized capacity of 150 MW. At a BBBEE level 3 status, the facility is expected to provide over 200 employment opportunities to the local community within the first year of Production

JA Solar and Powerway South Africa have the option to expand the production capacity of the facility up to 600 MW to meet growth in regional demand.

Mr. Baofang Jin, executive chairman and CEO of JA Solar, commented, “This facility will play a crucial role as we seek to benefit from the significant growth potential across the Southern African region. Improved cost-effectiveness is making solar an increasingly attractive energy alternative in South Africa. Having a presence on the ground will give us the local knowledge and qualification needed to identify and pursuit the best commercial opportunities while providing better services to our customers.”

“We’re delighted to be working with Powerway South Africa, which has built up a powerful brand and an extensive sales network in South Africa through a long-established track record.”

“We’re seeing increasing demand for quality solar modules in the South African market and the central position of this facility means it is ideally located for exports from the COEGA Port and will serve project sites in Northern Cape, Western Cape,Gauteng and the greater Southern Africa region,” said Mr. Charles Domingo, Managing Director of Powerway South Africa. “We already have a long and fruitful relationship with JA Solar and are delighted to be extending that into a new and exciting market.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its manufacturing capacities, its future business development, and its beliefs regarding its production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit http://www.jasolar.com.

About Powerway PV SA Pty., Ltd.

Powerway PV SA Pty., Ltd. is a South Africa registered company, with BBBEE level 2 credential, being head quartered in Hong Kong, it is Solar Farm Engineering and Construction Company, with subsidiary companies in China, Japan, South Africa, Pakistan and UAE, and production bases in Guangdong China, as well as Port Elisabeth of South Africa. As a professional solar farm builder with a certificate of electrical power contracting level 3, Powerway always endeavors to provide innovative design and products and deliver world class operation. To date, Powerway has provided more than 1.2 GW of solar power products and construction services in over 22 countries and regions. For more information, please visit: http://www.pvpowerway.com, http://www.pv-land.com and http://www.power-groundscrew.com.

JA Solar Contact

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com

Powerway Contact:

Sherry Shi

Tel: +86-757-8766-2928

E-mail: info@pvpowerway.com